2017 Report to Shareholders

With another record year of profitable gold production in 2016, a continued strong financial position and projected dramatic production growth, it is a pleasure to write this Report to our Shareholders for the 2016 fiscal year.

Overview

2016 was an outstanding year for B2Gold Corp. We achieved record breaking consolidated annual gold production for the eighth year in a row. We are projecting another year of strong gold production in 2017 and are on-track for transformative growth in annual gold production in 2018, the first projected full year of gold production from the large Fekola Mine in Mali.

For 2017, we are projecting annual consolidated gold production of between 545,000 and 595,000 ounces. Based on the addition of gold production from the Fekola Mine, we are now projecting consolidated low-cost gold production for 2018 of between 900,000 and 950,000 ounces, an approximate 65% increase in annual gold production from 2016. We have been, and remain, one of the fastest growing gold producers in the world, at a time when few gold mining companies have been growing.

With our impressive portfolio of exploration and development projects and our successful exploration, development, engineering and construction teams, we view the potential for further growth from existing assets as high. In addition, we will continue our successful strategy of production growth through exploration and the accretive acquisition of development projects. In addition, we will pursue accretive production opportunities.

Production

B2Gold achieved another record year of consolidated gold production in 2016 producing 550,423 ounces of gold, an increase of 12% (or 57,158 ounces) over 2015. We again consistently beat budgets with higher consolidated gold production and lower per ounce cash operating costs and all-in-sustaining costs (“AISC”). The performance in 2016 reflects the record performances from the Company’s Masbate and Otjikoto mines, both setting new annual production records in 2016. In Nicaragua, the Company’s La Libertad Mine also performed well, meeting its production guidance, while the smaller El Limon Mine was 9% (or 4,517 ounces) below the low end of its guidance range.

For 2016, consolidated cash operating costs were an annual record low of $508 per ounce, at the low end of the Company’s reduced cost guidance range and well below initial guidance. This represents a decrease of $108 per ounce (or 18%) compared to 2015.

Consolidated AISC for 2016 were $794 per ounce, also well below our initial guidance. As outlined in the Company’s year-end Management’s Discussion and Analysis (“MD&A”), there are a number of factors that contributed to our beating 2016 budgets in both more ounces of gold produced and at significantly lower costs. A primary reason for this strong performance is the long-term commitment and professionalism of our Country and Mine managers and their talented, hard-working employees. They constantly work to ensure a safe and healthy work environment and the highest environmental protection standards, while pursuing the maximum efficiencies to improve mining and production. This team is empowered and supported by our technical executive team in Vancouver, with their vast experience in mining and their “team-first” approach.

In 2017, the Company has continued its strong mine operating performance and financial strength. In the first quarter of 2017, consolidated gold production was again above budget while consolidated cash operating costs and AISC per ounce were substantially below budget (as outlined in the Company’s first quarter 2017 MD&A). This was primarily due to the continued strong performance of the Otjikoto and Masbate mines.

For 2017, we are projecting annual consolidated gold production of between 545,000 and 595,000 ounces (including estimated pre-commercial production from Fekola of between 45,000 and 55,000 ounces), based on current assumptions. Consolidated cash operating costs are expected to be between $610 and $650 per ounce and consolidated AISC are expected to be between $940 and $970 per ounce. In comparison to 2016, 2017 forecast sustaining capital expenditures are anomalously high as a result of Masbate’s planned mining fleet replacement/expansion and anticipated higher average strip ratios at Otjikoto (which are expected to be lower in 2018 and 2019).

Financial

Through 2016 the Company remained in a strong financial position, finishing the year with $144.7 million in cash and cash equivalents. At December 31, 2016, the Company had $150 million of undrawn capacity on its $350 million revolving corporate credit facility and an undrawn Euro 71.4 million mining equipment facility for Fekola.

In 2016, as outlined in the year-end MD&A, the Company put additional funding measures in place while minimizing equity dilution. In addition, higher realized gold prices and better operating cost performance from the Company’s mines (compared to 2015), resulted in significantly higher operating cash flows. Based on our current assumptions, we are confident that we are fully funded to meet our funding requirements through to Fekola production. In 2018, with its projected low cash operating costs and AISC, the Fekola Mine is expected to substantially increase the Company’s cash flow from operations.

Construction of the Fekola Mine is expected to be fully funded through to completion (forecast to be October 1, 2017) based on current assumptions. A large portion of the additional financing for the construction of the Fekola Mine has been, and will be, provided by the $350 million revolving corporate credit facility that the Company completed with a strong syndicate of international banks. In March 2017, CIBC joined the syndicate, committing $75 million to the facility (upon completion of the final loan documentation), bringing the total to $425 million. We are pleased to have CIBC join our strong bank syndicate. On September 7, 2016, the Company entered into a Euro 71.4 million term mine equipment facility to finance or refinance equipment for Fekola.

In addition, in response to lower gold prices than projected over the last few years, which lowered our cash flow contribution from operations for Fekola construction, we utilized a form of financing unique to date for gold producers. With our syndicate of international bankers (the lenders in our revolving corporate credit facility), we completed a pre-payment of gold revenue financing instrument that generated approximately $120 million of additional financing for Fekola construction (see MD&A for details). This financing funded the shortfall to complete the Fekola construction budget and enabled us to remain in a strong financial position, based on current assumptions. This will allow us to complete the Fekola construction without, what could have been, dilutive equity financings.

Development

2016 was a year of dramatic construction progress at the Fekola Project in Mali. The Fekola Project mine is forecast to be a large, low-cost producer, enabling the Company to increase gold production by approximately 65% and reduce its long-term cash operating costs per ounce and AISC per ounce.

The Fekola Project mine construction is on budget and is projected to be three months ahead of the original 27 month schedule, now on target for an October 1, 2017 production start. Over 1,000 employees are on site, approximately 75% of which are local workers, under the management of the experienced B2Gold Construction team. They are building a world-class, open pit gold mine, with standard ore crushing and mining facilities and a carbon-in-pulp gold recovery circuit.

Given management’s view of the exploration potential at the Fekola property and the Company’s focus on production growth, we decided to design and build Fekola to be able to expand future production by increasing ore-throughput from 4 million tonnes per annum to 5 million tonnes per annum with minimal cost. In August 2016, the Company decided to proceed with the expansion of the mill at the Fekola Project and approved an $18 million budget. With this additional capital investment, the Fekola mill expansion is expected to be completed in the fourth quarter of 2017 and commissioned in conjunction with the main plant commissioning. Based on the updated production plans, Fekola is projected to rapidly ramp up to 5 million tonnes of ore per annum and produce an average of 375,000 to 400,000 ounces per year for the first five years of production (2018 to 2022) and 365,000 to 390,000 ounces per year over the first seven years of production (2018 to 2024).

B2Gold is fortunate to have one of the most experienced and successful in-house teams in mine construction. As in all aspects of our business, from financings, exploration, acquisitions, due diligence, engineering and feasibility work and studies; we want the work driven, managed, and overseen by our industry-leading technical, executive and management teams.

With the Fekola Mine on schedule to commence production later in 2017 it will be the fifth mine, in three continents, that the Bema Gold/B2Gold construction team has built on budget and ahead of schedule. We intend to keep them busy well into the future.

Exploration

Both Bema Gold and B2Gold were created as exploration companies and both have been highly successful in discovering and outlining new significant gold resources. We have therefore always maintained a strong commitment to exploration as we became producing companies. We have proven many times that the most inexpensive economic gold ounces are the ones we find.

B2Gold has benefitted from one of the industry’s most successful exploration teams. Tom Garagan, Senior Vice President and Founder, along with his long-term team of exploration executives and managers in Vancouver, oversees the highly experienced exploration teams on our projects.

Again in 2016 and to date in 2017, our exploration teams have continued to have significant success in exploring for additional gold resources and extensions of deposits at our mines and the numerous high quality targets on our existing properties. Given this success we recently increased the 2017 B2Gold exploration budget to $53 million.

Drill results from the Fekola property in 2016 and to date in 2017 are continuing to indicate the potential extension of the Fekola-type stratigraphy and mineralization north and south of the main Fekola pit. In addition, extensions of the new Anaconda saprolite gold zone continue to be defined through drilling. New geological, geochemical and geophysical data is highlighting numerous Fekola-style targets throughout the property that are currently being tested with drilling to evaluate hard rock targets, including sources of the saprolite mineralization at Anaconda.

Our team was also successful with further good-grade drill results from the recently discovered Toega zone in Burkina Faso. Additional drilling continues, increasing the size of Toega, and we expect to release an initial geologic resource later in 2017.

We will continue to pursue exploration opportunities with junior exploration companies and enter into joint ventures on large high-quality exploration targets where we can bring our exploration experience and investment in exploration to earn interest in the project.

Growth Strategy

The B2Gold growth story has been quite remarkable to date. Our long-term shareholders will remember that B2Gold was created in 2007 by the former senior executives of Bema Gold who were instrumental in building Bema Gold from a junior exploration company to an intermediate gold producer until the CDN$3.5 billion merger with a larger gold producer in late 2006. The large majority of Bema Gold’s management, technical teams and head-office employees elected to join the B2Gold founders in what was then a new exploration company idea, with its inherent risks, to work to attempt to replicate the Bema Gold success story. The confidence and belief that they had in our leadership team and our vision was, and is, rewarding and humbling. We are pleased that this loyalty and belief in the B2Gold culture and strategy has been rewarding for so many. Our employees should be proud of what they have accomplished.

Since B2Gold’s incorporation and public launch with a CDN$100 million Canadian Initial Public Offering in 2007, we have grown steadily through exploration success and a series of accretive acquisitions of development stage projects to build mines in Nicaragua, Namibia and soon Mali. We also acquired the producing Masbate Gold mine in the Philippines. With this successful strategy, we have built a company from exploration projects and no production at inception to a profitable gold producer projected to produce nearly a million ounces in 2018. Driven by our growth success, B2Gold’s share market capitalization was $2.3 billion at year-end. We believe the potential for our market value to continue to increase is high going forward, given the expected impact from production from the Fekola Mine.

While much of the gold investment community remained focused on gold producers with free cash flow in the weak gold market of 2015 and into 2016, we chose to continue our growth strategy. We decided that the best approach for B2Gold and our shareholders would be to defer short-term free cash flow and instead utilize cash flow from our operations and new funding to continue on our path of growth and low-cost production by constructing our Fekola Mine.

We recognize that continuing this bold growth strategy over short-term cash flow negatively affected our share price performance during 2015 and into 2016. We were, however, somewhat surprised when in January 2016, after trading generally in-line with the gold share price index in 2015, we saw our share price suddenly drop hitting a low of $0.60 (CDN$0.85) . Apparently, this was due to fears that we would be forced into a dilutive equity financing to complete the Fekola construction and the fact that we were building a new mine at a time when the majority of investors were not investing in growth. Fortunately, as we repeatedly pointed out, an equity financing was only one of a number of financing alternatives and, in fact, we did not raise any equity for Fekola construction and completed the final funding requirements with the prepaid gold sales transactions arranged in 2016.

Fortunately, for B2Gold and our longer term shareholders, this panic that drove our share price down so dramatically quickly abated and our share price began a recovery and rerating that took our share price to a high of $3.65 (CDN$4.74) in 2016 and ended the year at $2.37 (CDN$3.18) dramatically outperforming the gold price and gold share price index. There is a message in all of this about the struggles, but also in the benefits of a successful contrarian strategy. It also seems that some investors have started to look for achievable growth again in the gold mining sector.

Looking Forward

In conclusion, we believe that our hard work and business strategies have paid off for the last ten years, allowing us to continue to grow as a profitable gold producer irrespective of the gold investment cycle. We continue as one of the world’s fastest growing gold producers and are looking forward to a further dramatic increase in profitable production, as our large Fekola Mine is scheduled to come on-line in October 2017.

Given the high quality of our development and exploration projects, B2Gold will continue to aggressively pursue further growth from its existing operations. In addition, we will continue to evaluate accretive development projects to finance and build and producing assets that add value.

We will continue with our disciplined approach to acquisitions. We will not acquire any development stage project or producing mine that requires either a higher gold price or significant exploration success to justify the acquisition price.

We believe B2Gold remains one of the fastest-growing intermediate gold producers in the world and, over the past nine years, has rapidly evolved into a profitable and growth-oriented, international gold mining company. Looking ahead, we are confident that we can maintain our momentum.

It goes without saying that none of the above would have been possible without the continued commitment and dedication of our devoted employees and contractors. We offer our utmost gratitude and appreciation to all those involved. Our hardworking team of executives deserve gratitude and great appreciation for their tireless efforts and professionalism in leading B2Gold. We would also like to thank our Board of Directors for their continued support of management’s vision for B2Gold, and of course, our valued shareholders for their loyalty, who have persevered with us during what has been a challenging market.

Our B2Gold family is saddened by the passing earlier this year of Dr. Barry Rayment, a long-term Director of both Bema Gold and B2Gold. Barry was a very capable Director with his high intellect and over 35 years of international experience in the gold mining industry. Barry earned a PhD in mining geology, as well as a BSc Joint Honours, in Geology and Chemistry and held executive and management roles in a number of successful mining companies.

He joined Bema Gold in 1988 as Vice President of Operations and later was promoted to President and Chief Operating Officer in 1990 before retiring from Bema Gold in 1993. He also served as a Director of Bema Gold from 1988 to 2007. Barry played a key leadership role in Bema Gold’s success.

The entrepreneurial spirit, management skills, technical discipline and confidence that Barry brought to Bema Gold live on in the B2Gold Executive and Technical teams. So many of us have benefited from working with and learning from Barry. That is part of his legacy. We will miss him. Our thoughts and prayers are with his wife, his sons and their families.

Yours sincerely,

B2GOLD CORP.

“Robert Cross”	“Clive Johnson”

Robert Cross	Clive Johnson

Chairman	President & CEO